SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 18, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
18 April 2013

Number:
07/13

BHP BILLITON ANNOUNCES NEW SENIOR MANAGEMENT TEAM

Following the appointment of Andrew Mackenzie as Chief Executive Officer (CEO), BHP Billiton today announced its new senior management team which will take effect from 10 May 2013.

The Group Management Committee (GMC) will comprise:
- Chief Executive Officer, Andrew Mackenzie
- President, Copper, Peter Beaven
- President, Petroleum and Potash, Tim Cutt (from 2 July 2013)
- President, Coal, Dean Dalla Valle
- Chief Legal Counsel, Geoff Healy (from 3 June 2013)
- President, HSEC, Marketing and Technology, Mike Henry
- Chief Financial Officer, Graham Kerr
- President, Aluminium, Manganese and Nickel, Daniel Malchuk
- President, Governance and Group Company Secretary, Jane McAloon
- President, Iron Ore, Jimmy Wilson
- President, People and Public Affairs, Karen Wood

Mike Yeager will retire from the GMC and the Company on 1 July 2013. Tim Cutt will join the GMC as President, Petroleum and Potash on 2 July 2013. He will retain responsibility for the Potash development option.

Commenting on the GMC, Mr Mackenzie said “The composition and structure of the team reflects my commitment to a relentless focus on the safe execution of BHP Billiton’s strategy. The team will provide the Company with the right balance of skill and experience needed to lead BHP Billiton effectively in the current environment.

“I am delighted that I have been able to draw on the deep pool of executive talent in BHP Billiton to fill these critical leadership roles. It is evidence of our considerable peoplepipeline and our disciplined approach to succession planning.

“With the Company’s focus having shifted to an even greater emphasis on operational excellence, the removal of a layer of management brings the operations closer to the CEO and ensures alignment between strategic and managerial leadership. All of this will be critical in driving our productivity agenda.

“The new team will be tireless in its pursuit of best in class in terms of dollars spent per tonne mined and barrel lifted, maintaining our capital discipline, delivering sustainable returns for our owners and continuing to contribute to the communities and countries in which we operate.”

Mike Henry, Graham Kerr and Karen Wood remain as GMC members ensuring a strong balance of existing and new membership of the team. Both Mike and Graham will assume enhanced responsibilities.

Alberto Calderon, previously Chief Executive, Aluminium, Nickel and Corporate Development will leave the GMC but remain as an advisor to the CEO.

Marcus Randolph, previously Chief Executive Ferrous and Coal, is currently on a period of sick leave and is not expected to return to the Company until the middle of this calendar year. He will leave the GMC on 10 May 2013.

The five business leadership roles will be filled by executives with deep operational experience.

- Jimmy Wilson will retain his responsibilities for the Iron Ore business.
- Peter Beaven’s role as President, Copper, will include all of his current responsibilities for the assets under the former Base Metals business.
- Dean Dalla Valle, formerly President, Energy Coal, will assume responsibility for the whole of BHP Billiton’s coal assets with the consolidation of the Metallurgical and Energy Coal businesses.
- Daniel Malchuk, formerly President, Minerals Exploration, will assume responsibility for the assets that form part of the Aluminum, Manganese and Nickel businesses.
- Tim Cutt, currently President, Diamonds and Specialty Products will re-join the Petroleum business as President following Mike Yeager’s retirement from the Company on 1 July 2013. Before joining the Diamonds and Specialty Products business as President in 2011, Tim led the production activities in Petroleum after joining the Company from ExxonMobil in 2007.

The new GMC will also have a strong emphasis on functional excellence with the addition of two roles. Geoff Healy, currently a Partner of Herbert Smith Freehills, will join the GMC as Chief Legal Counsel and Jane McAloon will join the GMC as President, Governance and will retain her responsibilities as Group Company Secretary.

Biographies for the new members of the GMC are attached.

The announcement of the new structure has resulted in other changes at the President level. Tom Schutte, currently President, Manganese and Glenn Kellow, currently President, Aluminium and Nickel will work with Daniel Malchuk on the consolidation of these businesses. Hubie van Dalsen currently President, Metallurgical Coal will retire from the Company.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Gabrielle Notley
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Gabrielle.Notley@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158 Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Biographies:

Peter Beaven
President, Copper
Peter Beaven was announced as President, Copper on 18 April 2013. He commences the role on 10 May 2013. Peter is currently the President of BHP Billiton Base Metals, a role he has held since November 2010. He was previously President of BHP Billiton’s Manganese business, and Vice President and Chief Development Officer for Carbon Steel Materials.
Peter has wide experience across a range of regions and businesses in BHP Billiton andUBS Warburg.

Peter holds a Bachelor of Accountancy from University of Natal, Pietermaritzburg, SouthAfrica and is a Chartered Accountant.

Tim Cutt
President, Petroleum and Potash
Tim was announced as President, Petroleum and Potash on 18 April 2013. He commences the role on 2 July 2013. Tim is currently the President of BHP Billiton Diamonds and Specialty Products, a role he commenced in June 2011. Prior to this role, Tim was the President, Production in BHP Billiton's Petroleum business, a position he held since joining the company in 2007. His career in the resources industry began with Mobil Oil Corporation where he held positions in engineering, operations and senior management. He served almost 25 years with Mobil and then ExxonMobil, including as President of ExxonMobil de Venezuela.

Tim is a graduate of Louisiana Tech University with a Bachelor's Degree in Petroleum Engineering.

Dean Dalla Valle
President, Coal
Dean Dalla Valle was announced as President, Coal on 18 April 2013. He commences the role on 10 May 2013. Dean is currently the President of BHP Billiton Energy Coal, a role he commenced in January 2013. He has 36 years experience in BHP Billiton. Before joining Energy Coal, Dean was the President of the Uranium business for three years. Prior to that role, Dean held the positions of Asset President Olympic Dam, Asset President of the Cannington silver mine and Vice President Ports for Iron Ore. Dean was also the General Manager of the Appin, Tower and Westcliff Collieries for Illawarra Coal.

Dean has an Electrical Engineering background and holds a Masters of Business Administration from the University of Wollongong, NSW. He is currently the Director of the World Nuclear Association and Chairman of the Australia Uranium Association.

Geoff Healy
Chief Legal Counsel
Geoff Healy was announced as the Chief Legal Counsel of BHP Billiton on 18 April 2013. He will commence in the role on 10 May 2013. Geoff is currently a Partner at Herbert Smith Freehills. His expertise is in complex corporate and regulatory advisory work, risk management, investigations and disputes. His practice involved working as a trusted advisor with Australian clients around the world, in particular, in Australia, Asia, the United Kingdom and the United States. Geoff brings together technical excellence and industry knowledge.

Over 24 years, Geoff has worked closely with clients on some of the more significant and complex civil and criminal related investigations and disputes in Australia, particularly in theenergy and resources, financial services and telecommunications sectors.

Daniel Malchuk
President, Metals
Daniel was announced as President, Aluminium, Manganese and Nickel on 18 April 2013. He commences the role on 10 May 2013. Daniel is currently President, Minerals Exploration, a position he has held since July 2012. He joined the Group in 1996 and has held a number of roles in the Base Metals business, including BHP Copper between 1996 and 1998. Daniel has also held numerous business development roles between 2002 and 2006. In 2006, Daniel took responsibility for the Operations division of Base Metals as Asset Leader Joint Ventures and was most recently Vice President Strategy and Development.

Daniel has a Civil Industrial Engineering degree from the University of Chile and a Masters of Business Administration from the University of California at Los Angeles (UCLA).

Jane McAloon
President, Governance and Company Secretary
Jane McAloon was announced as President, Governance and Group Company Secretary on 18 April 2013. She will commence in the role on 10 May 2013. Jane is currently Group Company Secretary with accountability for both arms of the dual listed company. She was appointed to this position in July 2007. Jane joined BHP Billiton in 2006 as Company Secretary, BHP Billiton Limited. Prior to joining BHP Billiton, Jane held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. She previously held various State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General for the NSW Cabinet Office, as well as working in private legal practice.

Jane has a Bachelor of Economics with Honours and a Bachelor of Laws from Monash University, and a Graduate Diploma in Applied Corporate Governance.

Jimmy Wilson
President, Iron Ore
Jimmy was announced as President, Iron Ore on 18 April 2013. He commences the role on 10 May 2013. Jimmy has held the position of President, Iron Ore since March 2012. Jimmy has had an extensive career in the mining industry and held key managerial and operating roles throughout BHP Billiton including President, Energy Coal (2009 – 2012) and President,
Stainless Steel Materials (2007 – 2009). Prior to these roles, Jimmy was President and Chief Operating Officer Nickel West, President and Chief Operating Officer Samancor Chrome,and General Manager of Billiton's Bayside Aluminium. Jimmy has been with BHP Billiton for over 21 years. Prior to the General Manager role at Bayside, he held a number of operational roles and has also worked in the gold industry in South Africa for Anglo American.

Jimmy holds a BSc Mechanical Engineering degree from the University of Natal, Durban and a Government Certificate of Competency, Mines and Works Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : April 18, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary